ANGLO AMERICAN

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

04046492

23 November, 2004

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of interests of directors and connected persons dated 19 November 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
DEC 08 2004
THOMSON
FINANCIAL

dlw 12/7

SEC MAIL PROCESSING
RECEIVED
NOV 29 2004
WASH. D.C. 202 SECTION

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,423,089 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
15 August 2004	17,420
16 August 2004	3,600
17 August 2004	9,916
18 August 2004	10,600

The Company was advised of these transactions on 19 November 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
19 November 2004

CC: AWL
NJS
NJ.
Sec

W|Shares|LSE Trust Notification

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,423,089 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
15 August 2004	17,420
16 August 2004	3,600
17 August 2004	9,916
18 August 2004	10,600

The Company was advised of these transactions on 19 November 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
19 November 2004

cc: AWL
NJS
NJ.
Sec

W|Shares|LSE Trust Notification

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,423,089 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
15 August 2004	17,420
16 August 2004	3,600
17 August 2004	9,916
18 August 2004	10,600

The Company was advised of these transactions on 19 November 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
19 November 2004

CC: AWL
NJS
NJ.
Sec

W|Shares|LSE Trust Notification

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,423,089 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
15 August 2004	17,420
16 August 2004	3,600
17 August 2004	9,916
18 August 2004	10,600

The Company was advised of these transactions on 19 November 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
19 November 2004

CC: AWL
NJS
NJ.
Sec

W|Shares|LSE Trust Notification

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,423,089 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
15 August 2004	17,420
16 August 2004	3,600
17 August 2004	9,916
18 August 2004	10,600

The Company was advised of these transactions on 19 November 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

N Jordan
Secretary
19 November 2004

CC: AWL
NJS
N.J.
Sec

W|Shares|LSE Trust Notification